1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 12, 2014		By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER ANNOUNCEMENT IN RELATION TO THE SUBSCRIPTION OF CONVERTIBLE HYBRID BONDS PURSUANT TO THE PROPOSED RIGHTS OFFER BY YANCOAL AUSTRALIA LIMITED

Reference is made to (i) the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 7 November 2014 in relation to, inter alia, the proposed rights offer of convertible hybrid bonds by Yancoal Australia Limited (“Yancoal Australia”), a non wholly-owned subsidiary of the Company, the shares of which are currently listed on the Australian Securities Exchange (stock code: YAL) (the “Convertible Hybrid Bonds”); (ii) the section headed “update of the share exchange transaction with minority shareholders of Yancoal Australia” in the annual results announcement for the year 2013 of the Company dated 21 March 2014 (the “2013 Annual Results Announcement”); and (iii) the announcement of the Company dated 8 July 2013 in relation to the Company’s proposal to the minority shareholders of Yancoal Australia, pursuant to which the Company would acquire 22% of the issued shares of Yancoal Australia held by those minority shareholders who will receive Yanzhou CHESS Depositary Interests (“CHESS” stands for the Clearing House Electronic Subregister System of Australian Securities Exchange) as the consideration of the acquisition for the purpose of privatization of Yancoal Australia (the “Share Exchange Transaction”).

This announcement is made by the board of the Company (the “Board”) in response to the press article (the “Article”) published on the website of The Australian Financial Review on 12 November 2014 in relation to Yancoal Australia. The Article quoted Mr. James Richards, the General Manager Investor Relations of Yancoal Australia, saying that the proposed rights offer of the Convertible Hybrid Bonds is “an offer in the interests of strengthening the balance sheet of Yancoal Australia, not privatizing Yancoal Australia”.

As stated in the 2013 Annual Results Announcement, according to the update of the proposed Share Exchange Transaction and in order to protect the interests of the Company and the shareholders of the Company, the Company had decided not to proceed with the Share Exchange Transaction arrangement. Accordingly, the rights offer of the Convertible Hybrid Bonds by Yancoal Australia is not an arrangement made for the purpose of the privatization of Yancoal Australia by the Company.

Save as disclosed herein, the Company is not aware of any inside information in relation to the Company that needs to be disclosed under Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

12 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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